UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 31, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fuwei Films (Holdings) Co., Ltd.

File No. 1-33176 - CF# 23450

   Fuwei Films (Holdings) Co., Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 31, 2009.

   Based on representations by Fuwei Films (Holdings) Co., Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 4.12   through January 20, 2012

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Craig E. Slivka
        Special Counsel